SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Verso Corporation
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

92531L207
(CUSIP Number)

SCW Capital Management, LP

3131 Turtle Creek Blvd, Suite 850

Dallas, Texas 75219

(214) 756-6039

Hoak Public Equities, L.P.
3963 Maple Avenue, Suite 450
Dallas, Texas 75219
(214) 855-2284
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 10, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS SCW Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,902,397*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,902,397
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,902,397*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.48%**
14	TYPE OF REPORTING PERSON PN

*Includes (1) 803,082 shares of Class A Common Stock of the Issuer held directly by SCW Capital, LP and (2) 1,099,315 shares of Class A Common Stock of the Issuer held directly by SCW Capital QP, LP. SCW Capital Management, LP is the investment manager to each of SCW Capital, LP and SCW Capital QP, LP.

**This calculation is based on 34,704,367 shares of Class A Common Stock of the Issuer outstanding as of November 15, 2019, as disclosed in the Issuer’s Preliminary Proxy Statement on Schedule 14A, filed with the SEC on November 25, 2019.

1	NAME OF REPORTING PERSONS SCW Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 803,082
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 803,082
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 803,082
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.31%*
14	TYPE OF REPORTING PERSON PN

*This calculation is based on 34,704,367 shares of Class A Common Stock of the Issuer outstanding as of November 15, 2019, as disclosed in the Issuer’s Preliminary Proxy Statement on Schedule 14A, filed with the SEC on November 25, 2019.

1	NAME OF REPORTING PERSONS SCW Capital QP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,099,315
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,099,315
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,099,315
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.17%*
14	TYPE OF REPORTING PERSON PN

*This calculation is based on 34,704,367 shares of Class A Common Stock of the Issuer outstanding as of November 15, 2019, as disclosed in the Issuer’s Preliminary Proxy Statement on Schedule 14A, filed with the SEC on November 25, 2019.

1	NAME OF REPORTING PERSONS Trinity Investment Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,902,397*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,902,397*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,902,397*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.48%**
14	TYPE OF REPORTING PERSON PN

*Includes (1) 803,082 shares of Class A Common Stock of the Issuer held directly by SCW Capital, LP and (2) 1,099,315 shares of Class A Common Stock of the Issuer held directly by SCW Capital QP, LP. Trinity Investment Group, LLC is the general partner of each of SCW Capital, LP and SCW Capital QP, LP.

**This calculation is based on 34,704,367 shares of Class A Common Stock of the Issuer outstanding as of November 15, 2019, as disclosed in the Issuer’s Preliminary Proxy Statement on Schedule 14A, filed with the SEC on November 25, 2019.

1	NAME OF REPORTING PERSONS Robert Cathey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,000*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 7,000*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1.0%**
14	TYPE OF REPORTING PERSON IN

*Includes (1) 2,000 shares of Class A Common Stock of the Issuer held by Robert Cathey individually and (2) 5,000 shares of Class A Common Stock of the Issuer held in the Robert N. Cathey IRA Contributory.

**This calculation is based on 34,704,367 shares of Class A Common Stock of the Issuer outstanding as of November 15, 2019, as disclosed in the Issuer’s Preliminary Proxy Statement on Schedule 14A, filed with the SEC on November 25, 2019.

1	NAME OF REPORTING PERSONS Hoak Public Equities, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 660,998
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 660,998
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 660,998
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.90%*
14	TYPE OF REPORTING PERSON PN

 *This calculation is based on 34,704,367 shares of Class A Common Stock of the Issuer outstanding as of November 15, 2019, as disclosed in the Issuer’s Preliminary Proxy Statement on Schedule 14A, filed with the SEC on November 25, 2019.

1	NAME OF REPORTING PERSONS Hoak Fund Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 660,998
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 660,998
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 660,998
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.90%*
14	TYPE OF REPORTING PERSON PN

*This calculation is based on 34,704,367 shares of Class A Common Stock of the Issuer outstanding as of November 15, 2019, as disclosed in the Issuer’s Preliminary Proxy Statement on Schedule 14A, filed with the SEC on November 25, 2019.

1	NAME OF REPORTING PERSONS Hoak & Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 660,998
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 660,998
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 660,998
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.90%*
14	TYPE OF REPORTING PERSON CO

*This calculation is based on 34,704,367 shares of Class A Common Stock of the Issuer outstanding as of November 15, 2019, as disclosed in the Issuer’s Preliminary Proxy Statement on Schedule 14A, filed with the SEC on November 25, 2019.

1	NAME OF REPORTING PERSONS J. Hale Hoak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 661,018*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 661,018*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 661,018*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.90%**
14	TYPE OF REPORTING PERSON IN

*Includes (1) 660,998 shares of Class A Common Stock of the Issuer held by Hoak Public Equities, L.P. and (2) 20 shares of Class A Common Stock of the Issuer held in a UTMA account for the benefit of Alfred Hale Hoak of which Mr. J. Hale Hoak serves as custodian.

**This calculation is based on 34,704,367 shares of Class A Common Stock of the Issuer outstanding as of November 15, 2019, as disclosed in the Issuer’s Preliminary Proxy Statement on Schedule 14A, filed with the SEC on November 25, 2019.

1	NAME OF REPORTING PERSONS James M. Hoak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 735,998*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 735,998*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 735,998*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.12%**
14	TYPE OF REPORTING PERSON IN

*Includes (1) 660,998 shares of Class A Common Stock of the Issuer held directly by HPE and (2) 75,000 shares of Class A Common Stock of the Issuer held in the James M. Hoak Jr. IRA.

**This calculation is based on 34,704,367 shares of Class A Common Stock of the Issuer outstanding as of November 15, 2019, as disclosed in the Issuer’s Preliminary Proxy Statement on Schedule 14A, filed with the SEC on November 25, 2019.

The following constitutes the Schedule 13D (the “Schedule 13D” or the “Statement”) filed by the undersigned.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Class A Common Stock, par value of $0.01 (the “Common Stock”), of Verso Corporation, a corporation organized under the laws of the State of Delaware (the “Issuer”). The principal executive office of the Issuer is located at 8540 Gander Creek Drive, Miamisburg, Ohio 45342.

Item 2.	Identity and Background.
(a)	This Schedule 13D is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on behalf of each of the following reporting persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

i.	SCW Capital, LP, a Texas limited partnership (“SCW Capital”), SCW Capital QP, LP, a Texas limited partnership (“SCW QP” and together with SCW Capital, the “SCW Funds”), SCW Capital Management, LP, a Texas limited partnership and the investment manager to the SCW Funds (“SCW Management”), Trinity Investment Group, LLC, a Delaware limited liability company and the general partner of the SCW Funds and SCW Management (“Trinity” and together with the SCW Funds and SCW Management, the “SCW Fund Investors”), and Robert Cathey, an individual and a Principal of SCW Management; and

ii.	Hoak Public Equities, L.P., a Texas limited partnership (“HPE”), Hoak Fund Management, L.P., a Texas limited partnership and HPE’s general partner (“Hoak Management”), Hoak & Co., a Texas corporation and the general partner of Hoak Management, James M. Hoak, an individual and Hoak & Co.’s controlling shareholder and Chairman, and J. Hale Hoak, an individual and the President of Hoak & Co. (HPE, Hoak Management, Hoak & Co., James M. Hoak and J. Hale Hoak collectively, the “Hoak Investors”).

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any of the securities covered by this statement

Each Reporting Person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Sections 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.

(b)	The address of the principal business and the principal office of the Reporting Persons is as follows:

i.	the SCW Fund Investors and Robert Cathey is 3131 Turtle Creek Blvd, Suite 850, Dallas, TX 75219; and

ii.	the Hoak Investors is 3963 Maple Avenue, Suite 450, Dallas, TX 75219.

(c)	Each of the Reporting Persons is principally engaged in the business of acquiring, holding, voting and disposing of various public and private securities investments.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Robert Cathey, James M. Hoak and J. Hale Hoak are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The total amount of funds used for the purchase of Common Stock by SCW Capital was $11,219,241.39 and the total amount of funds used for the purchase of Common Stock by SCW QP was $17,019,472.87. All of the shares of Common Stock beneficially owned by each of SCW Capital and SCW QP were paid for using working capital. SCW Management and Trinity do not directly hold any Common Stock but may be deemed to beneficially own the Common Stock owned by the SCW Funds. The total amount of funds used for the purchase of Common Stock reported by Robert Cathey was $97,021.95 ($54,417.00 in respect of the 5,000 shares held in the Robert N. Cathey IRA Contributory and $42,604.95 in respect of the 2,000 shares held by Robert Cathey individually).

The total amount of funds used for the purchase of Common Stock by HPE was $11,701,767.19. Hoak Management and Hoak & Co do not directly hold any Common Stock but may be deemed to beneficially own the Common Stock owned by HPE. Each of James M. Hoak and J. Hale Hoak may also be deemed to beneficially own the Common Stock owned by HPE. The total amount of funds used for the purchase of the remaining Common Stock reported by (i) James Hoak was $1,296,532.30 (all such 75,000 shares held in the James M. Hoak, Jr. IRA) and (ii) J. Hale Hoak was $412.95 (all such 20 shares held in a UTMA account for the benefit of Alfred Hale Hoak (Mr. J. Hale Hoak’s son) of which Mr. J. Hale Hoak serves as custodian).

Item 4.	Purpose of the Transaction.

The Reporting Persons initially acquired shares of Common Stock of the Issuer for investment purposes and in the ordinary course of business and/or the outside investment activities of the respective Reporting Persons. The SCW Fund Investors filed a Schedule 13G on September 23, 2019 at such time as their aggregate share ownership crossed the applicable reporting threshold.

The SCW Fund Investors are filing this Schedule 13D to supersede their previously filed Schedule 13G to report a change in intentions and reflect their common understanding with the Hoak Investors at this time in respect of the future direction and governance of the Issuer, including with respect to the election of directors at the Issuer’s upcoming annual meeting of stockholders scheduled to be held on January 21, 2020 (the “Annual Meeting”). On December 10, 2019, SCW Management sent a letter to the Issuer announcing its current intention to vote for the slate of directors nominated by Atlas Holdings and Blue Wolf Capital at the Annual Meeting. This letter is attached as Exhibit 99.2. The Hoak Investors concur in form and substance with the SCW Management’s letter and also currently intend to vote for the Atlas and Blue Wolf nominees, thereby reflecting the Reporting Persons intention that their aggregate beneficial ownership of 2,645,415 shares of Common Stock of the Issuer, representing approximately 7.6% of the shares of Common Stock of the Issuer outstanding as of November 15, 2019, will be supportive of the dissident slate at this time. Though the Reporting Persons may be deemed part of a group within the meaning of Section 13(d) of the Act, the filing of this Schedule 13D shall not be construed as an admission that any of the Reporting Persons are, for purposes of Section 13(d) of the Act, a group with any of the other Reporting Persons.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis taking into consideration various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for shares of Common Stock and the Issuer, in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock of the Issuer or disposal of some or all of the shares of Common Stock of the Issuer owned by the Reporting Persons or otherwise acquired by the Reporting Persons, either in the open market or in privately negotiated transactions.

Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions concerning the Issuer may be made at any time without prior notice. Any alternative may depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities, the financial condition, results of operations and prospects of the Issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock market and economic conditions, tax considerations and other factors. Although the foregoing reflects plans and proposals presently contemplated by each Reporting Person with respect to the Issuer, the foregoing is subject to change at any time and dependent upon contingencies and assumed and speculative conditions, and there can be no assurance that any of the actions set forth above will be taken.

The Reporting Persons have in the past, and may in the future, engage in discussions with the Issuer’s management, board of directors, and/or other shareholders covering a broad range of subjects, including relative to performance, strategic direction, capital allocation, shareholder value, board composition and governance of the Issuer.

Depending upon each factor discussed above and any other factor (which may be unknown at this time) that is, or may become relevant, the Reporting Persons may consider, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, the disposition of securities of the Issuer, or the exercise of convertible securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Except to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Common Stock, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.

Item 5.	Interest in Securities of the Issuer.

(a)	The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b)	Number of shares as to which each Reporting Person has

(i)	sole power to vote or direct the vote

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or direct the vote

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

SCW Capital owns directly the shares of Common Stock reported in this Schedule 13D to be owned by SCW Capital and has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) such shares of Common Stock. SCW Capital disclaims beneficial ownership of any shares of Common Stock owned by the SCW QP or the Hoak Investors. SCW QP owns directly the shares of Common Stock reported in this Schedule 13D to be owned by SCW QP and has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) such shares of Common Stock. SCW QP disclaims beneficial ownership of any shares of Common Stock owned by the SCW Capital or the Hoak Investors. As the investment manager of the SCW Funds, SCW Management may be deemed to have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) any shares of Common Stock directly owned by SCW Funds. Similarly, as the general partner of each of the SCW Funds and SCW Management, Trinity may be deemed to have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) any shares of Common Stock directly owned by SCW Funds. Neither SCW Management nor Trinity owns any shares of Common Stock directly and disclaims beneficial ownership of any shares of Common Stock owned by the SCW Funds, Mr. Cathey or the Hoak Investors.

Robert Cathey owns directly the shares of Common Stock reported in this Schedule 13D to be owned by Mr. Cathey and has the power to vote and to direct the vote (and the power to dispose or direct the disposition of ) such shares of Common Stock. Mr. Cathey disclaims beneficial ownership of any shares of Common Stock owned by the SCW Fund Investors or the Hoak Investors.

HPE owns directly the shares of Common Stock reported in this Schedule 13D to be owned by HPE and has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) such shares of Common Stock. HPE and the other Hoak Investors each may be deemed to have the power to vote and to direct the vote (and the power to dispose or direct the disposition of ) the shares of Common Stock reported with respect to HPE in this Schedule 13D (HPE directly and other Hoak Investors indirectly). The other Hoak Investors disclaim beneficial ownership of any shares of Common Stock owned by HPE. HPE and the other Hoak Investors disclaims beneficial ownership of any shares of Common Stock owned by the SCW Fund Investors, James M. Hoak or J. Hale Hoak. James M. Hoak has the power to vote and to direct the vote (and the power to dispose or direct the disposition of) the other shares of Common Stock reported with respect to Mr. James M. Hoak in this Schedule 13D. James M. Hoak disclaims beneficial ownership of any shares of Common Stock owned by the SCW Fund Investors or the other Hoak Investors. J. Hale Hoak has the power to vote and to direct the vote (and the power to dispose or direct the disposition of) the shares of Common Stock reported with respect to Mr. J. Hale Hoak in this Schedule 13D. J. Hale Hoak disclaims beneficial ownership of any shares of Common Stock owned by the SCW Fund Investors or the other Hoak Investors.

(c)	Schedule A hereto sets forth all transactions in the Common Stock within the past 60 days by any Reporting Person. All such transactions were effected on the open market. Except for the transactions set forth on Schedule A, none of the Reporting Persons effected any transaction in the Common Stock during the past 60 days.

(d)	No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock covered by this Schedule 13D.

(e)	Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference. Except as otherwise described herein and in the Joint Filing Agreement, attached hereto as Exhibit 99.1, no Reporting Person has any contract, arrangement, understanding or relationship with any person with respect to the Common Stock of the Issuer or any other securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

99.1

Joint Filing Agreement dated December 10, 2019 by and among SCW Capital, LP, SCW Capital QP, LP, SCW Capital Management, LP, Trinity Investment Group, LLC, Robert Cathey, Hoak Public Equities, L.P., Hoak Fund Management, L.P., Hoak & Co., James M. Hoak and J. Hale Hoak.

99.2	Letter to the Board of Directors of Verso Corporation dated December 10, 2019.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:	December 10, 2019

SCW Capital Management, LP

By:	Trinity Investment Group, LLC, its general partner

By:
Name: Robert Cathey Title: Co-Managing Member

SCW Capital, LP

By:	Trinity Investment Group, LLC, its general partner

By:
Name: Robert Cathey Title: Co-Managing Member

SCW Capital QP, LP

By:	Trinity Investment Group, LLC, its general partner

By:
Name: Robert Cathey Title: Co-Managing Member

Trinity Investment Group, LLC

By:
Name: Robert Cathey Title: Co-Managing Member

Robert Cathey

By:
Robert Cathey

Hoak Public Equities, L.P.

By:	Hoak Fund Management, L.P., its general partner

By:	Hoak & Co., its general partner

By:
Name: J. Hale Hoak Title: President

Hoak Fund Management, L.P.

By:	Hoak & Co., its general partner

By:
Name: J. Hale Hoak Title: President

Hoak & Co.

By:
Name: J. Hale Hoak Title: President

James M. Hoak

By:
James M. Hoak

J. Hale Hoak

By:
J. Hale Hoak

Schedule A

Transactions – Last 60 days

SCW Capital, LP

Date	Transaction	Shares	Price
11/6/19	Purchase	11,250	$14.8126
11/12/19	Sale	4,832	$17.0902
11/12/19	Sale	4,832	$17.0400
11/12/19	Sale	6,443	$18.0879
11/19/19	Purchase	4,504	$17.8959
11/6/19	Purchase	3,750	$14.8126
11/12/19	Sale	1,619	$17.0902
11/12/19	Sale	1,619	$17.0400
11/12/19	Sale	2,158	$18.0879
11/19/19	Purchase	1,548	$17.8959

SCW Capital QP, LP

Date	Transaction	Shares	Price
11/4/19	Purchase	15,000	$15.0103
11/7/19	Purchase	7,500	$14.8311
11/8/19	Purchase	5,885	$14.8416
11/12/19	Sale	6,447	$17.0902
11/12/19	Sale	6,447	$17.0400
11/12/19	Sale	8,596	$18.0879
11/19/19	Purchase	6,052	$17.8959
11/21/19	Purchase	7,541	$17.4425
11/21/19	Purchase	3,771	$17.4500
11/26/19	Purchase	7,541	$18.0801
12/3/19	Purchase	7,500	$18.2323
11/7/19	Purchase	2,500	$14.8311
11/8/19	Purchase	1,962	$14.8416
11/12/19	Sale	2,102	$17.0902
11/12/19	Sale	2,102	$17.0400
11/12/19	Sale	2,803	$18.0879
11/19/19	Purchase	1,971	$17.8959
11/21/19	Purchase	2,459	$17.4425
11/21/19	Purchase	1,229	$17.4500
11/26/19	Purchase	2,459	$18.0801
12/3/19	Purchase	2,500	$18.2323

Hoak Public Equities, L.P.

Date	Transaction	Shares	Price
10/14/19	Purchase	1,806	$12.5188
10/15/19	Purchase	1,737	$12.4387
10/16/19	Purchase	654	$13.0180
10/18/19	Purchase	17,853	$13.2540
10/28/19	Purchase	120	$14.1500
10/29/19	Purchase	1,782	$14.1700
10/31/19	Purchase	38,219	$14.5150
11/6/19	Purchase	8,464	$14.8489
11/13/19	Purchase	35,000	$18.7656
11/14/19	Purchase	35,263	$18.0441
11/18/19	Purchase	8,084	$18.9677
11/19/19	Purchase	21,653	$18.0518
11/21/19	Purchase	24,422	$17.5012
12/2/19	Purchase	49,952	$18.0665
12/3/19	Purchase	10,601	$18.0163
12/5/19	Purchase	76,023	$18.2694